UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35479

STAG MERGER SUB, LLC

(as successor in interest to MRC Global Inc.)

(Exact name of registrant as specified in its charter)

7402 North Eldridge Parkway

Houston, Texas 77041

(281) 823-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Stag Merger Sub, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STAG MERGER SUB, LLC (as successor in interest to MRC Global Inc.)
Dated: November 17, 2025
	By:	/s/ Ahsan Mukhtar
	Name:	Ahsan Mukhtar
	Title:	Manager